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Craft Beer
Valkyrie Axe Throwing

Arts & Entertainment

45 East Main Street
Chattanooga, TN 37408
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Closed. Open 5:00 PM
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Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 2× for the next $10,000 invested.
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THE PITCH
Valkyrie Axe Throwing is seeking investment to stabalizing cash flow, upgrading the facility, investing in more travel lanes, and pushing to get out Meadery licensing.
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INVESTOR PERKS

Valkyrie Axe Throwing is offering perks to investors. You earn perks based on your total investment amount in this business.

Place holder Invest $500 or more to qualify. 10 of 10 remaining

will update soon

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OUR MISSION

Drink beer, throw axes, and make bad jokes an experince like no other. We want to give people a chance to do something new and exciting that they will want to come back and bring everyone they know with them.

Full bar of local beers
Highly trained Axeperts to make things fun and safe
We host leagues, parties, business events, and anything else you could want
We even have a traveling axe throwing lane so we can bring this experience to you
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A BRIEF LOOK INTO WHO WE ARE
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TARGET MARKET

Chattanooga is located in Hamilton County, Tennessee. It is Tennessee's fourth largest city. Commonly known as a "transit hub," there are multiple interstate highways that run through the city. Downtown Chattanooga has a wide variety of dining options, bars, architectural attractions, and entertainment attractions.

According to the 2019 United States Census, Chattanooga has a population of about 183,000.
The median household income is $46,000.
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AUGUST 2019

Offically opened

OCTOBER 2019

Obtained our Beer permit and started selling beer in house

APRIL 2020

Purchased a trailer and turned it into a traveling axe throwing lane for events and parties

AUGUST 2021

Hosted the Atlantic Regionals for the WATL 2021 Summer season

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THE TEAM
Randy
Owner

Randy here! I am the founder and owner of Valkyrie. I'm originally from Florida in the Orlando area. Moved here back at the end of 2018. A follower of Norse mythos, Mead, and axe throwing. So as close to a professional Viking as you can get. While I do run the business I am also the master mead maker for once we are able to get our winery license, and I am a professional axe thrower who competes nationally with the best in the world

Evan
Axpert

My name is Evan and I am from Joelton, Tennessee. I've lived in Chattanoooga for almost 10 years now and love throwing axes! When I'm not coaching, you can find me with my dogs, Blitz and Fritz, on a hike or in my backyard! I've been throwing axes for a little over 2 years, but have been a certified bad-axe my whole life. If you get an axe-ceptional coach, such as myself, I will make it my mission to make sure you become an axe-pert by the end of your time!

Kinsley
Axepert

Hey guys I'm Kinsley! I am a Chattanooga native with a wanderlust bug just trying to live in the moment. I started out throwing axes at trees in my backyard like most other southerners and began throwing at WATL targets about almost 2 years ago now. You will probably recognize me as the 6-foot-tall blonde Valkyrie who has become a fixture here even on my off time. I am known for my witty orientations and my crazy trickshots.

Elise
Event Manager

Hello friends! I'm Elise. I was born and raised right here in Chattanooga. I've been told I make throwing look easy but I feel thats a requirement when you throw as often as I do. You will probably recognize me as the *other* 6-foot-tall girl in the shop and before you ask, no Kinsley and I are not related. It is my personal goal to give you a great time when you visit me in the shop, so never hesitate to ask me anything. Plus I was recently promoted to our Event Manager and will be the face of all of our in house and travel events going forward.

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Q&A
How much does it cost?

$20 per person for an hour of throwing.

Do you teach us how to throw?

Yep! Plus we teach trick shots if you are interested.

Is it BYOB?

No, but we do have a bar with lots of drink options.

What about (any other type of throwing item)?

Hopefully soon! We are working with our insurance company and other venues like ours to make this happen. So stay tuned!

What's the most interesting thing you've learned about your industry since you got started?

This industry is still very young and is growing faster than anyone ever expected. The WATL (world axe throwing league) was only founded in spring of 2017. And since then we have managed to start poping up in 19 countries and even become a sport that is on ESPN. Things will only get better and they are already doing amazing.

What is your background? How did you get into the industry?

I have a BA in organizational leadership, have run two prior business, and before moving to Tennesse I worked in the telecommunications field where I would be sent to failing branches, business, and call centers to determine where the issues are and help fix them. I got into the axe throwing industry when I moved Tennesse and was working as coach for fun. I wanted to offer that business my full time attention to improve their bussiness and make it better. They choice to ignore me and not even reply to me. So I decided to do it myself. And now we are out preforming them month to month with higher reviews, more events, an active league, and even hosting major tournaments. All of which is in less than 2 years with a pandemic for almost half of that time.

How much does it cost?

$20 per person for an hour of throwing.

Do you teach us how to throw?

Yep! Plus we teach trick shots if you are interested.

Is it BYOB?

No, but we do have a bar with lots of drink options.

What about (any other type of throwing item)?

Hopefully soon! We are working with our insurance company and other venues like ours to make this happen. So stay tuned!

What's the most interesting thing you've learned about your industry since you got started?

This industry is still very young and is growing faster than anyone ever expected. The WATL (world axe throwing league) was only founded in spring of 2017. And since then we have managed to start poping up in 19 countries and even become a sport that is on ESPN. Things will only get better and they are already doing amazing.

What is your background? How did you get into the industry?

I have a BA in organizational leadership, have run two prior business, and before moving to Tennesse I worked in the telecommunications field where I would be sent to failing branches, business, and call centers to determine where the issues are and help fix them. I got into the axe throwing industry when I moved Tennesse and was working as coach for fun. I wanted to offer that business my full time attention to improve their bussiness and make it better. They choice to ignore me and not even reply to me. So I decided to do it myself. And now we are out preforming them month to month with higher reviews, more events, an active league, and even hosting major tournaments. All of which is in less than 2 years with a pandemic for almost half of that time.

How much does it cost?

$20 per person for an hour of throwing.

Do you teach us how to throw?

Yep! Plus we teach trick shots if you are interested.

Is it BYOB?

No, but we do have a bar with lots of drink options.

What about (any other type of throwing item)?

Hopefully soon! We are working with our insurance company and other venues like ours to make this happen. So stay tuned!

What's the most interesting thing you've learned about your industry since you got started?

This industry is still very young and is growing faster than anyone ever expected. The WATL (world axe throwing league) was only founded in spring of 2017. And since then we have managed to start poping up in 19 countries and even become a sport that is on ESPN. Things will only get better and they are already doing amazing.

What is your background? How did you get into the industry?

I have a BA in organizational leadership, have run two prior business, and before moving to Tennesse I worked in the telecommunications field where I would be sent to failing branches, business, and call centers to determine where the issues are and help fix them. I got into the axe throwing industry when I moved Tennesse and was working as coach for fun. I wanted to offer that business my full time attention to improve their bussiness and make it better. They choice to ignore me and not even reply to me. So I decided to do it myself. And now we are out preforming them month to month with higher reviews, more events, an active league, and even hosting major tournaments. All of which is in less than 2 years with a pandemic for almost half of that time.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Cash Flow Stabilization $5,000
Lanes Rebuilt $5,000
New Tap System $1,000
Additional Travel Lane $9,680
Mainvest Compensation $1,320
Total $22,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $372,000 $409,200 $437,844 $459,736 $473,528
Cost of Goods Sold $12,000 $13,200 $14,124 $14,830 $15,274
Gross Profit $360,000 $396,000 $423,720 $444,906 $458,254

EXPENSES

Rent $49,200 $50,430 $51,690 $52,982 $54,306
Utilities $10,800 $11,070 $11,346 $11,629 $11,919
Salaries $52,800 $58,080 $62,145 $65,252 $67,209
Insurance $14,400 $14,760 $15,129 $15,507 $15,894
Repairs & Maintenance $24,000 $24,600 $25,215 $25,845 $26,491
Operating Profit $208,800 $237,060 $258,195 $273,691 $282,435
This information is provided by Valkyrie Axe Throwing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $22,000
Maximum Raise $50,000
Amount Invested $0
Investors 0
Investment Round Ends October 8, 2021
Summary of Terms
Legal Business Name Valkyrie Axe Throwing, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
2×
Investment Multiple 1.6×
Business's Revenue Share 2%-4.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1, 2027
Financial Condition

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Valkyrie Axe Throwing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Valkyrie Axe Throwing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Valkyrie Axe Throwing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Valkyrie Axe Throwing's core business or the inability to compete successfully against the with other competitors could negatively affect Valkyrie Axe Throwing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Valkyrie Axe Throwing's management or vote on and/or influence any managerial decisions regarding Valkyrie Axe Throwing. Furthermore, if the founders or other key personnel of Valkyrie Axe Throwing were to leave Valkyrie Axe Throwing or become unable to work, Valkyrie Axe Throwing (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Valkyrie Axe Throwing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Valkyrie Axe Throwing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Valkyrie Axe Throwing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Valkyrie Axe Throwing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Valkyrie Axe Throwing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Valkyrie Axe Throwing's financial performance or ability to continue to operate. In the event Valkyrie Axe Throwing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Valkyrie Axe Throwing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Valkyrie Axe Throwing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Valkyrie Axe Throwing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Valkyrie Axe Throwing will carry some insurance, Valkyrie Axe Throwing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Valkyrie Axe Throwing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Valkyrie Axe Throwing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Valkyrie Axe Throwing's management will coincide: you both want Valkyrie Axe Throwing to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Valkyrie Axe Throwing to act conservative to make sure they are best equipped to repay the Note obligations, while Valkyrie Axe Throwing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Valkyrie Axe Throwing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Valkyrie Axe Throwing or management), which is responsible for monitoring Valkyrie Axe Throwing's compliance with the law. Valkyrie Axe Throwing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Valkyrie Axe Throwing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Valkyrie Axe Throwing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Valkyrie Axe Throwing, and the revenue of Valkyrie Axe Throwing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Valkyrie Axe Throwing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Valkyrie Axe Throwing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Valkyrie Axe Throwing isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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